

March 2, 2012

Fengrui Yue
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Form 8-K**
> **Filed February 27, 2012**
> **File No. 333-155486**

Dear Mr. Yue:

Our preliminary review of your Form 8-K indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For instance, the Form 8-K does not contain an independent audit report from a registered public accounting firm. Please revise the Form 8-K to include an independent audit report for the required periods. Also, please comply with the following comments.

1. Please revise the pro forma financial information in Exhibit 99.2 to present in columnar form condensed historical statements of each entity involved, pro forma adjustments, and the pro forma results. You should also include explanatory notes that describe in detail each pro forma adjustment and provide an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented. Please refer to the guidance in Article 11 of Regulation S-X.

2. You are also required to update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2011, no later than March 30, 2012.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Madeline Franco